March 2, 2021

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Office of Life Sciences
Washington, D.C. 20549

Attention:  Ada D. Sarmento
        Mary Beth Breslin
Re:	Flora Growth Corp. Registration Statement on Form F-1 Filed February 11, 2021 File No. 333-252996
Dear Ms. Sarmento and Ms. Breslin:
On behalf of our client Flora Growth Corp. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated February 25, 2021 (the “Comment Letter”), with respect to the Registration Statement on Form F-1 filed February 11, 2021 (the “Registration Statement”).  For convenience, the number of each response set forth below corresponds to the numbered comment in the Comment Letter, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type.
In connection with such responses, we have filed with the Commission on the date hereof, electronically via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.
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GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

Ms. Sarmento and Ms. Breslin
Securities and Exchange Commission
March 2, 2021

Registration Statement on Form F-1
Use of Proceeds, page 41
1.
Please revise to clarify whether you will be able to complete the construction of the Research Technology and Processing Center and complete the Quipropharma customization with the proceeds from this offering. If the anticipated proceeds will not be sufficient, please disclose how you intend to raise the additional funds needed.

Response:  The Company respectfully acknowledges this comment. The Company has modified “Use of Proceeds” on page 41 to disclose that the Company’s management believes the Company’s current capital resources coupled with the net proceeds from the offering will be adequate to purchase and construct the modules required for the Research Technology and Processing Center and to complete the Quipropharma laboratory customization for the Company’s short term needs over the next twenty-four months.  The Company has also disclosed that if the Research Technology and Processing Center were expanded in the long-term to meet the needs of Company growth and industry demand, one or more additional capital financings may be required.

In addition, the Company has revised its Registration Statement to include a resale prospectus to be used for the resale by selling shareholders of 1,315,200 common shares and up to 657,600 common shares underlying warrants of the Company.  The Company has also updated “Corporate Governance Practices” beginning on page 97 to disclose each requirement of the NASDAQ Listing Rule 5600 Series that it does not follow and to describe the Canadian practice followed by the Company in lieu of such requirement.

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Ms. Sarmento and Ms. Breslin
Securities and Exchange Commission
March 2, 2021

We appreciate your time and attention to the response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at (954) 768-8221.
Very truly yours,

GREENBERG TRAURIG, P.A.

By: /s/ Rebecca G. DiStefano
     Rebecca G. DiStefano

Enclosures
cc:	Luis Merchan, Chief Executive Officer